Matthews International

Two NorthShore Center

Pittsburgh, PA 15212-5851

412-442-8200 tel

412-442-8298 fax

June 24, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Pamela Long

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4, File No. 333-195881, of Matthews International Corporation (“Matthews”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on June 25, 2014, at 4 p.m., Eastern Time, or as soon thereafter as practicable.

Matthews acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Matthews from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Matthews may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Matthews requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel Paul De Rosa at (412) 297-4821, followed by written confirmation to the addresses listed on the cover page of the Registration Statement.

Please contact me at 412-442-8217 with any questions regarding this matter. Thank you for your consideration.

Sincerely, MATTHEWS INTERNATIONAL CORPORATION

By:	/s/ Brian D. Walters
Name: Title:	Brian D. Walters Vice President and General Counsel